                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO.2)(1)

                      P.A.M. TRANSPORTATION SERVICES, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   693149-10-6
                         ------------------------------
                                 (CUSIP Number)

                                MATTHEW T. MOROUN
                               12225 STEPHENS ROAD
                                WARREN, MI 48089
                            (810) 939-7000 EXT. 2351
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 21, 2002
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                                  Page 1 of 6
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--------------------------------------------------------------------------------
          NAME OR REPORTING PERSON
   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                MATTHEW T. MOROUN
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                SEE ITEM 3
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)




                                                                            [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER

                            1,370,713*
   NUMBER OF     ---------------------------------------------------------------
    SHARES         8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 3,092,000**
     EACH        ---------------------------------------------------------------
   REPORTING       9.    SOLE DISPOSITIVE POWER
    PERSON
                            1,370,713*
                 ---------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                            3,092,000**
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,462,713
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                41.6%***
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------
          * Consists of (i) 1,361,713 shares of Issuer's common stock owned directly by Matthew T. Moroun and (ii) 9,000 shares of Issuer's common stock issuable to Mr. Moroun upon the exercise of currently non-qualified options granted to him by the Issuer over the preceding four years.

          ** Consists of 3,092,000 shares of Issuer's common stock held by the Moroun Trust, of which Mr. Moroun is a beneficiary and together with Norman E. Harned a co-trustee.

          ***39.7% if the underwriters' over-allotment option described in Item 4 hereof is exercised in full.



                                  Page 2 of 6
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--------------------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                NORMAN E. HARNED
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                SEE ITEM 3
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)



                                                                            [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER

                             -0-
   NUMBER OF     ---------------------------------------------------------------
    SHARES         8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  3,092,000
     EACH        ---------------------------------------------------------------
   REPORTING       9.    SOLE DISPOSITIVE POWER
    PERSON
                             -0-
                 ---------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                             3,092,000
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,092,000
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.8%*
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------
          * 27.5% if the underwriters' over-allotment option described in Item 4 hereof is exercised in full.



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                               AMENDMENT NO. 2 TO

                        STATEMENT PURSUANT TO RULE 13d-1

                      OF THE GENERAL RULES AND REGULATIONS

                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

      This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons on December 23, 1996, as amended by Amendment No. 1 thereto filed on March 8, 2002 (the "Schedule 13D"), which relates to shares of common stock, par value $.01 per share, of P.A.M. Transportation Services, Inc., a Delaware corporation. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D. Items 3, 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

      On March 3, 2002, Issuer granted Mr. Moroun non-qualified options to purchase up to an additional 2,000 shares of Common Stock at an exercise price of $20.79 per share. These options became exercisable on March 1, 2002, and will expire on March 1, 2007. Through transactions effective March 13, 2002, involving MJM, the general partner thereof and the Moroun Trust, Mr. Moroun obtained direct ownership of 1,150,000 of the 1,200,000 shares of Common Stock that he sold to the public on March 21, 2002 as part of an offering registered under the Securities Act of 1933, as amended, and described in Item 4 hereof.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the second paragraph thereof in its entirety and replacing it with the following paragraph:

      On March 21, 2002, as part of an offering registered under the Securities Act of 1933, as amended, Issuer sold an aggregate of 3,475,000 shares of Common Stock (not including 521,250 shares of Common Stock subject to the underwriters' over-allotment option) to several underwriters at a price of $20.90 per share for resale by such underwriters to members of the public at a price of $22.00 per share, and Mr. Moroun, as one of several selling stockholders, sold such underwriters an aggregate of 1,200,000 shares of Common Stock at the same price paid by such underwriters to Issuer. Depending on market conditions, alternate investment opportunities, liquidity needs and other relevant business considerations, Mr. Moroun and the Moroun Trust may from time to time explore opportunities for disposing of shares of Common Stock owned by them, or of acquiring additional shares of Common Stock, in either case through one or more open market sales or purchases, public or private offerings, privately negotiated transactions or otherwise.



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

      (a) Mr. Moroun beneficially owns an aggregate of 4,462,713 shares, or 41.6% (39.7% if the underwriters' over-allotment option described in Item 4 hereof is exercised in full) of the Common Stock, including currently exercisable, non-qualified options to purchase 9,000 shares of Common Stock. Of the 4,462,713 shares beneficially owned by Mr. Moroun, 1,361,713 shares are owned directly by Mr. Moroun, 9,000 shares of Common Stock are issuable to Mr. Moroun upon the exercise of currently exercisable options, and 3,092,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and together with Mr. Harned a co-trustee.

      Mr. Harned beneficially owns an aggregate of 3,092,000 shares, or 28.8% (27.5% if the underwriters' over-allotment option described in Item 4 hereof is exercised in full), of the Common Stock, which shares are held of record by the Moroun Trust, of which Mr. Harned together with Mr. Moroun is a co-trustee.

      (b) Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 1,370,713 shares of Common Stock, which includes currently exercisable, non-qualified options to purchase 9,000 shares of Common Stock. Mr. Moroun and Mr. Harned share the power to vote or direct the vote and to dispose or direct the disposition of 3,092,000 shares of Common Stock held by the Moroun Trust.

      (c) On January 18, 2002, Mr. Moroun exercised options to acquire 1,000 shares of Common Stock for an exercise price of $6.00 per share. The price for exercising these options was paid by Mr. Moroun using his personal funds. On March 3, 2002, Issuer granted Mr. Moroun non-qualified options to purchase up to 2,000 shares of Common Stock at an exercise price of $20.79 per share. These options became exercisable on March 1, 2002, and will expire on March 1, 2007.

      (d)   Not applicable.

      (e)   Not applicable.



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                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2002



                  By:   /s/ Matthew T. Moroun
                        ------------------------
                            Matthew T. Moroun



                  By:   /s/ Norman E. Harned
                        ------------------------
                            Norman E. Harned


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